Exhibit 99.5

MakeMyTrip Limited

Separate Financial Statements
March 31, 2023

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Separate Financial Statements

March 31, 2023

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1.	Deep Kalra	October 9, 2001	-
2.	Aditya Tim Guleri	April 3, 2007	-
3.	Rajesh Magow	November 6, 2012	-
4.	James Jianzhang Liang	January 27, 2016	-
5.	Paul Laurence Halpin	April 30, 2018	-
6.	Jane Jie Sun	August 30, 2019	-
7.	Cindy Xiaofan Wang	August 30, 2019	-
8.	Xing Xiong	August 30, 2019	-
9.	Xiangrong Li	September 6, 2019	-
10.	Hyder Aboobakar	August 20, 2020	-

Corporate Secretary

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebène

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2023, the Company had four (4) significant subsidiaries as mentioned below:

S. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore
3.	Redbus India Private Limited (formerly known as ibibo Group Private Limited)	March 23, 2012	India
4.	Quest 2 Travel.com Private Limited	March 23, 2000	India

MakeMyTrip Limited together with its subsidiaries and associates is collectively referred to as “Group”.

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the Board’s activities. The Board is currently made up of eight (8) non-executive directors.

Directors

Independent

1. Aditya Tim Guleri

2. Paul Laurence Halpin

3. Xiangrong Li

Non-Executive

1. Aditya Tim Guleri

2. Cindy Xiaofan Wang

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Non-Executive (Continued)

3. Hyder Aboobakar

4. James Jianzhang Liang

5. Jane Jie Sun

6. Paul Laurence Halpin

7. Xing Xiong

8. Xiangrong Li

Executive

1. Deep Kalra

2. Rajesh Magow

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address of our directors and executive officers is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India.

1.
Deep Kalra is our founder, group chairman and chief mentor and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as our group executive chairman from February 11, 2020 to March 31, 2022 included executing our business strategy and managing the overall performance and growth of our company. Effective April 1, 2022, Mr. Kalra transitioned to his new role as group chairman and chief mentor and will devote his time to providing mentorship to our leadership team, as well as continuing to pursue strategic initiatives such as product innovation and expansion. Mr. Kalra has over 31 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra is the co-chair of National Committee on Tourism and Hospitality at Confederation of Indian Industry. He is a founding member of IndiaTech.Org, an industry body representing the interests of Indian digital companies and is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra is a founding member of ‘I am Gurgaon’— an NGO focused on improving the quality of life in Gurugram and also serves on the board of the Gurugram Metropolitan Development Authority. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.
2.
Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 30 years of experience in the information technology and internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

2.
Rajesh Magow (Continued)

(a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also serves as the Vice-Chairman for IAMAI (Internet and Mobile Association of India), and as the Chairperson of ASSOCHAM’s National Council on Travel & Tourism. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

3.
Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily information technology software companies. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of AgentIQ, Appcues, Astronomer, Balto, Commerce Fabric, Phenom People, Radius, Sedai, Speedscale, Calyptia and SupportLogic. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 1400 Fashion Island Boulevard, Suite 1010, San Mateo, CA 94404, United States.
4.
Cindy Xiaofan Wang was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Wang has served as the chief financial officer of Trip.com since November 2013 and executive vice president since May 2016. Prior to that, she was a vice president of Trip.com from January 2008. Ms. Wang joined Trip.com in 2001 and has held a number of managerial positions at Trip.com. In 2017, Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings and China Best CFO Leadership Award by SNAI/ACCA/Korn Ferry. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. She is also an observer on the board of directors of Huazhu Group Limited (NASDAQ:HTHT, HKEX:1179). Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA). The business address of Ms. Wang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, People’s Republic of China 200335.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

5.
Hyder Aboobakar was appointed to our board of directors on August 20, 2020 and is one of our resident directors in Mauritius. Mr. Aboobakar is a Director – Business Development at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ. Prior to joining IQ-EQ, Mr. Aboobakar served as an investment manager at DSP Blackrock Investment Managers (Mauritius) Ltd where he was responsible for managing two India focused funds. Mr. Aboobakar has also previously worked as a business development manager at Cim Global Business (Mauritius) Ltd, as an investment manager at TVF Capital Management Ltd and as a trader and team leader of risk management at Superfund Asset Management Ltd. Mr. Aboobakar is a Chartered Financial Analyst and holds a Bachelor of Science (Honors) degree in Economics and Finance from the University of Mauritius. He is also a certified Financial Risk Manager by the Global Association of Risk Professionals. The business address of Mr. Aboobakar is c/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis, Mauritius 11324.
6.
James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Trip.com. He is one of the co-founders of Trip.com and is currently serving as the executive chairman of Trip.com’s board of directors. Prior to founding Trip.com, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves as Co-Chairman of Tongcheng-eLong Holdings Limited (HKEX:0780). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, People’s Republic of China 200335.
7.
Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun has served as the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School. The business address of Ms. Sun is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, People’s Republic of China 200335.
8.
Paul Laurence Halpin was appointed to our board of directors on April 30, 2018 and has served as a nominee of Trip.com since August 30, 2019. He is also one of our resident directors in Mauritius. Mr. Halpin has more than 17 years of experience as a non-executive director and chairperson of audit and risk committees of a number of listed companies. His experience includes in-depth board-level involvement in corporate strategy, financial reporting, investment oversight, mergers and acquisitions, and risk oversight. He has a combination of international experience and perspective from a career in Europe and Africa, as a business services entrepreneur, and previously, as a partner in a professional services firm. Mr. Halpin held various leadership positions in the financial services industry practice at PwC Dublin, London and Johannesburg during his 25-year career with PwC from 1979 to 2004. Between 2004 and 2011, having relocated to Mauritius in 2004, Mr. Halpin established a number of international healthcare and insurance outsourcing businesses in Mauritius, which he subsequently sold.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

8.
Paul Laurence Halpin (Continued)

Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd, which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd and several small private companies. His previously held roles include Lloyd’s general representative for Mauritius. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in Ireland, a Fellow of the Mauritius Institute of Directors, a Member of the Mauritius Institute of Professional Accountants and a Member of the Institute of Directors (London). The business address of Mr. Halpin is No. 8, East Rock, Coastal Road, Roches Noires, Mauritius.

9.
Xiangrong Li was appointed to our board of directors on September 6, 2019. Ms. Li has served as the deputy general manager and financial controller of Beijing Tourist Hotel (Group) Co. Ltd., a company listed on the Shanghai Stock Exchange since September 2016. Ms. Li was employed with Unilever in various positions from 1993 to 2010, including serving as the financial controller for the greater China region from 2007 to 2010. Ms. Li served as the chief financial officer of Hengdeli Holdings Ltd, a company listed on the Stock Exchange of Hong Kong, from 2010 to August 2014. Ms. Li served as the chief financial officer of Homeinns Hotel Group (previously listed on NASDAQ with stock ticker HMIN, merged with Beijing Tourist Hotel (Group) Co. Ltd in 2016) from August 2014 to September 2016. Ms. Li obtained her Bachelor’s degree in International Accounting jointly awarded by the Shanghai University of Finance and Economics and Shanghai International Studies Institute (now known as Shanghai International Studies University) in July 1993. She obtained a Master’s degree in Executive Management Business Administration from China Europe International Business School in September 2008 and is now a senior member of The Association of Chartered Certified Accountants and a member of The Chinese Institute of Certified Public Accountants. The business address of Ms. Li is 124, Caobao Road, Shanghai, People’s Republic of China.
10.
Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong is currently chief operating officer of Trip.com Group. He joined Trip.com Group as Senior R&D Director in 2013 and became the vice president of Technology. He was appointed as the chief executive officer of the Trip.com Group Air Ticketing in 2014. In 2015, he became the Trip.com's Senior Vice President, and in 2016 he was made the Trip.com Group Executive Vice President. Currently, Mr. Xiong is in charge of air ticketing, accommodation, corporate travel, technology, international business, and other areas within the group. Prior to joining Trip.com Group, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. Mr. Xiong has over 21 years of technology and management experience. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts, United States. The business address of Mr. Xiong is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, People’s Republic of China 200335.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of two members, Xiangrong Li and Aditya Tim Guleri and one non-voting observer, Cindy Xiaofan Wang. The chairperson is Xiangrong Li. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Xiangrong Li qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of Xiangrong Li and Aditya Tim Guleri is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audit of the financial statements of our company. Our audit committee is responsible for, among other things:

•
selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•
annually reviewing the independence of our independent auditors;
•
reviewing and approving all related party transactions on an ongoing basis;
•
reviewing and discussing the annual audited financial statements with management and our independent auditors;
•
such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•
meeting separately and periodically with management and our independent auditors; and
•
reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. We follow home country practice that permits its audit committee to consist of less than three members, in lieu of complying with Rule 5605(c)(2)(A) of the Nasdaq Rules that requires each company to have an audit committee of at least three members. Our audit committee currently consists of two members and a non-voting observer.

Compensation Committee

The compensation committee consists of four members, Aditya Tim Guleri, Xiangrong Li, James Jianzhang Liang and Cindy Xiaofan Wang. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee approves the compensation of our employee-directors and executive officers. The compensation committee is responsible for, among other things:

•
reviewing the compensation plans, policies and programs adopted by the management;
•
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and
•
reviewing and approving or making recommendations to the board regarding any compensation plans, equity-based plans and similar arrangements.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of Global Business License issued by the Financial Services Commission of Mauritius, is not required under Mauritius Companies Act to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors

Under Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius Companies Act to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•
convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•
authorizing dividends and distributions;
•
appointing officers and determining the term of office of officers;
•
exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and
•
approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 25 of these separate financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our Company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our Global Business License – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages 15 to 19 and the separate statement of profit or loss and other comprehensive income is set out on page 21 of these separate financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 18,000 (2022: USD 16,900).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2022 and 2023 are as follows:

	(in ‘USD 000’)
	For the year ended March 31
Particulars	2022 restated*	2023
Total income	2,251	2,017
Total expenses	(7,656)	(2,162)
Finance income	1,809	5,403
Finance costs	(13,870)	(17,850)
Share of profit of equity - accounted associates	24	3
Income tax benefit	1,046	1,839
Loss for the year	(16,396)	(10,750)

*refer note 6 to separate financial statements

Statement of Directors’ responsibilities in respect of the separate financial statements

Mauritius Companies Act requires the directors to prepare separate financial statements for each financial year, which present fairly the separate financial position, separate financial performance and the separate cash flows of the Company. The directors are also responsible for keeping accounting records which:

•
correctly record and explain the transactions of the Company;
•
disclose with reasonable accuracy at any time the financial position of the Company; and
•
would enable them to ensure that the separate financial statements are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the separate financial statements.

The directors have made an assessment of the Company’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the members of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2023.

…………………………………………………………

For IQ EQ Corporate Services (Mauritius)

Corporate Secretary

Registered office:

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Date: August 01, 2023

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements

Opinion

We have audited the separate financial statements of MakeMyTrip Limited (the Company), which comprise the separate statement of financial position as at 31 March 2023 and the separate statement of profit or loss and other comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended, and the notes to the separate financial statements, including a summary of significant accounting policies, as set out on pages 20 to 61.

In our opinion, the accompanying separate financial statements give a true and fair view of the separate financial position of MakeMyTrip Limited as at 31 March 2023, and of its separate financial performance and separate cash flows for the year then ended in accordance with IFRS Standards as issued by the International Accounting Standards Board and in compliance with the requirements of the Mauritius Companies Act.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (continued)

Key Audit Matter (Continued)

Valuation of Investments in Subsidiaries Refer to notes 2d(ii), 3 (a)(i), 6, 10 and 23
Key audit matter	How the matter was addressed in our audit

The investment in subsidiaries balance as at March 31, 2023 was USD 2,288,024 thousands, which constitutes 84% of total assets.

During the year the Company changed its accounting policy, retrospectively, from equity accounting it investments in subsidiaries to recognising it at fair value through the other comprehensive income.

A high degree of judgment was required in evaluating the significant assumptions used in determining the fair values of these investments, including the valuation approach, the determination of the comparable publicly traded companies used to derive the market multiple and the components to the inputs for the fair value calculation or to the discounted cash flow method including the forecast period and discount factors, where appropriate.

Given the significant judgment involved in determining the fair value at 31 March 2023 the valuation of investments in subsidiaries has been identified as a key audit matter.

Our audit procedures included the following:

•
Tested the design, implementation and the operating effectiveness of the internal controls related to the Company's fair value measurement process, including the control over the development of the significant assumptions, such as the nature of the underlying business of the investee companies and their profile of operations to determine the appropriate valuation approach.
•
The determination of the comparable publicly traded companies used to derive the market multiple used to calculate fair value is assessed considering the similarity in operations, trend and consistency of historical results and the stage of the development of these comparables with the investee companies.
•
Tested management’s reconciliation of the total fair value of these investments to the market capitalization of the Company.
•
We involved valuation professionals with specialised skills and knowledge, who assisted in:

o
Evaluating the appropriateness of the Company’s valuation approach.

o
Evaluating the appropriateness of the comparable publicly traded companies and the multiples used for the purposes of determination of fair value.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (continued)

Key Audit Matter (Continued)

Valuation of Investments in Subsidiaries Refer to notes 2d(ii), 3 (a)(i), 6, 10 and 23
Key audit matter	How the matter was addressed in our audit

o
Evaluating the reasonableness of the key assumptions applied in the discounted cash flow method, the most significant ones include the length of the cash flow projections, terminal growth rate, working capital movements and the weighted average cost of capital parameters.

o
Assessing the sensitivity analysis performed by management on key inputs to the valuation model, to understand the impact that reasonable alternative assumptions would have on the overall carrying amount.

•
Assessed the adequacy of the separate financial statement disclosures, including disclosures of key assumptions, judgements and retrospective adjustments to align with the IFRS Standards.

Other Information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of the Directors and Certificate from the Secretary, but does not include the separate financial statements and our auditors' report thereon.

Our opinion on the separate financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the separate financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (continued)

Responsibilities of Directors for the Separate Financial Statements

The directors are responsible for the preparation of separate financial statements that give a true and fair view in accordance with IFRS Standards as issued by the International Accounting Standards Board and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•
Conclude on the appropriateness of the directors' use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the company to cease to continue as a going concern.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (continued)

Auditors’ Responsibilities for the Audit of the Separate Financial Statements (Continued)

•
Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Use of our Report

This report is made solely to the Company's members as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members as a body, those matters that we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG Ebène, Mauritius Date: 01 August 2023	Christo Smith Licensed by FRC

MakeMyTrip Limited

Separate Statement of Financial Position

(Amounts in USD thousands)

		As at April 1 (restated)*	As at March 31
	Note	2021	2022 restated*	2023
Assets
Intangible assets		83	83	83
Investment in subsidiaries*	10	1,874,273	1,977,159	2,288,024
Investment in associates	11	3,260	1,607	268
Other investments	12	5,056	3,511	667
Trade and other receivables, net	13	139,378	162,504	177,658
Term deposits		25,000	—	—
Other non-current assets	15	—	3,612	3,667
Total non-current assets		2,047,050	2,148,476	2,470,367
Trade and other receivables, net	13	17,710	31,829	54,338
Term deposits	14	100,000	173,000	165,000
Other current assets	15	219	418	541
Cash and cash equivalents	16	119,008	37,639	26,179
Total current assets		236,937	242,886	246,058
Total assets		2,283,987	2,391,362	2,716,425
Equity
Share capital	17	53	53	53
Share premium	17	2,021,197	2,034,663	2,057,362
Other components of equity*	17	304,877	387,860	696,659
Accumulated deficit*		(265,355)	(247,981)	(258,681)
Total equity		2,060,772	2,174,595	2,495,393
Liabilities
Loans and borrowings	21	187,574	201,240	—
Deferred tax liabilities, net	24	2,885	1,839	—
Other non-current liabilities	20	—	4,320	—
Total non-current liabilities		190,459	207,399	—
Loans and borrowings	21	—	—	216,118
Trade and other payables	19	1,956	688	594
Provisions		30,800	—	—
Other current liabilities	20	—	8,680	4,320
Total current liabilities		32,756	9,368	221,032
Total liabilities		223,215	216,767	221,032
Total equity and liabilities		2,283,987	2,391,362	2,716,425

*refer note 6

These separate financial statements have been approved by the Board of Directors on August 01, 2023 and signed in its behalf by:

/s/Rajesh Magow	/s/ Hyder Aboobakar
Rajesh Magow Director	Hyder Aboobakar Director

The notes on pages 25 to 61 form an integral part of these separate financial statements.

MakeMyTrip Limited

Separate Statement of Profit or Loss and Other Comprehensive Income

(Amounts in USD thousands except per share data)

	Note	For the year ended March 31
		2022 restated*	2023
Other income	7	2,251	2,017
Other operating expenses	8	(7,656)	(2,162)
Results from operating activities		(5,405)	(145)
Finance income	9	1,809	5,403
Finance costs	9	(13,870)	(17,850)
Net finance costs		(12,061)	(12,447)
Share of profit of equity - accounted associates	11	24	3
Loss before tax		(17,442)	(12,589)
Income tax benefit	24	1,046	1,839
Loss for the year		(16,396)	(10,750)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Equity instruments at FVOCI - net change in fair value, net of tax*	10,12	93,577	293,826
		93,577	293,826
Items that are or may be reclassified subsequently to profit or loss:
Equity-accounted investees - share of other comprehensive income (OCI), net of tax*	11	(39)	(95)
Other comprehensive income for the year, net of tax		93,538	293,731
Total comprehensive income for the year		77,142	282,981
Loss per share (in USD)	18
Basic		(0.15)	(0.10)
Diluted		(0.15)	(0.10)

*refer note 6

The notes on pages 25 to 61 form an integral part of these separate financial statements

MakeMyTrip Limited

Separate Statement of Changes in Equity

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital (refer note 17)	Share Premium (refer note 17)	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Other Reserve	Accumulated Deficit	Total Equity
Balance as at 1 April, 2021, as previously reported	53	2,021,197	31,122	479	138,667	(101,278)	(1,092,218)	998,022
Impact of changes in accounting policy, net of tax**	—	—	—	134,745	—	101,142	826,863	1,062,750
Balance as at 1 April, 2021 (restated)**	53	2,021,197	31,122	135,224	138,667	(136)	(265,355)	2,060,772
Total comprehensive income for the year (restated)	—	—	—	—	—	—	—	—
Loss for the year (restated)**	—	—	—	—	—	—	(16,396)	(16,396)
Other comprehensive income (loss)	—	—	—	—	—	—		—
Equity-accounted investees - share of OCI**	—	—	—	—	—	(39)	—	(39)
Equity instruments at FVOCI - net change in fair value**	—	—	—	93,577	—	—	—	93,577
Total other comprehensive income (loss) (restated)	—	—	—	93,577	—	(39)	—	93,538
Total comprehensive income (loss) for the year (restated)	—	—	—	93,577	—	(39)	(16,396)	77,142
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment (refer note 22)	—	—	—	—	36,645	—	—	36,645
Issue of ordinary shares on exercise of share based awards	*	13,466	—	—	(13,430)	—	—	36
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(115)	—	115	—
Equity instruments at FVOCI - transfer to accumulated deficit (refer note 12)	—	—	—	(33,655)	—	—	33,655	—
Total contributions by owners	*	13,466	—	(33,655)	23,100	—	33,770	36,681
Balance as at March 31, 2022 (restated)	53	2,034,663	31,122	195,146	161,767	(175)	(247,981)	2,174,595

**refer note 6

* less than 1

The notes on pages 25 to 61 form an integral part of these separate financial statements

MakeMyTrip Limited

Separate Statement of Changes in Equity – (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital (refer note 17)	Share Premium (refer note 17)	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Other Reserve	Accumulated Deficit	Total Equity
Balance as at 1 April, 2022 (restated)**	53	2,034,663	31,122	195,146	161,767	(175)	(247,981)	2,174,595
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	—	(10,750)	(10,750)
Other comprehensive income (loss)
Equity-accounted investees - share of OCI	—	—	—	—	—	(95)	—	(95)
Equity instruments at FVOCI - net change in fair value	—	—	—	293,826	—	—	—	293,826
Total other comprehensive income (loss)	—	—	—	293,826	—	(95)	—	293,731
Total comprehensive income (loss) for the year	—	—	—	293,826	—	(95)	(10,750)	282,981
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment (refer note 22)	—	—	—	—	35,617	—	—	35,617
Issue of ordinary shares on exercise of share based awards	*	22,699	—	—	(20,499)	—	—	2,200
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(50)	—	50	—
Total contributions by owners	*	22,699	—	—	15,068	—	50	37,817
Balance as at March 31, 2023	53	2,057,362	31,122	488,972	176,835	(270)	(258,681)	2,495,393

**refer note 6

* less than 1

The notes on pages 25 to 61 form an integral part of these separate financial statements

MakeMyTrip Limited

Separate Statement of Cash Flows

(Amounts in USD thousands)

	For the year ended March 31
	2022 restated*	2023
Cash flows from operating activities
Loss for the year	(16,396)	(10,750)
Adjustments for:
Share of profit of equity-accounted associates	(24)	(3)
Gain on disposal of equity-accounted investee	(2,251)	(2,017)
Finance costs	13,870	17,850
Finance income	(1,809)	(5,403)
Income tax benefit	(1,046)	(1,839)
	(7,656)	(2,162)
Changes in :
Other assets	(58)	(123)
Trade and other receivables	(26)	(76)
Trade and other payables	(715)	(94)
Other liabilities	(17,800)	(8,680)
Income tax paid	(3,612)	(55)
Net cash used in operating activities	(29,867)	(11,190)
Cash flows from investing activities
Interest received	732	3,340
Redemption of term deposits	177,000	206,000
Investment in term deposits	(225,000)	(198,000)
Acquisition of investment in subsidiaries (refer note 10)	(42,852)	(13,775)
Proceeds from discontinuation of equity accounted investment on disposal (refer note 11))	336	—
Proceeds on sale of other investments (refer note 12)	38,500	—
Net cash used in investing activities	(51,284)	(2,435)
Cash flows from financing activities
Proceeds from issuance of shares on exercise of share based awards	36	2,200
Direct cost incurred/paid in relation to convertible notes	(554)	—
Proceeds from subsidiaries for fair value of share based awards exercised	310	—
Interest paid	(10)	(35)
Net cash generated from (used in) financing activities	(218)	2,165
Decrease in cash and cash equivalents	(81,369)	(11,460)
Cash and cash equivalents at beginning of the year	119,008	37,639
Cash and cash equivalents at end of the year (refer note 16)	37,639	26,179

*refer note 6

The notes on pages 25 to 61 form an integral part of these separate financial statements

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

1)
REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a public limited company incorporated and domiciled in the Republic of Mauritius. The address of the Company’s registered office is IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. The Company’s principal activity is that of investment holding and has investment in subsidiaries and associates which are primarily engaged in the business of selling travel products and solutions in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia, Vietnam and Indonesia.

The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)
BASIS OF ACCOUNTING
(a)
Statement of Compliance

The separate financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the Mauritius Companies Act for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these separate financial statements, except as mentioned otherwise in note 6.

The separate financial statements were authorized for issue by the Board of Directors in its meeting held on August 01, 2023.

(b)
Basis of Measurement

The separate financial statements have been prepared on the going concern basis using the historical cost convention except for the following material items:

▪
equity securities at Fair Value through Other Comprehensive Income (FVOCI) and financial assets at Fair Value Through Profit or Loss (FVTPL).
(c)
Functional and Presentation Currency

These separate financial statements are presented in U.S. Dollar (USD) which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

Functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash.

(d)
Use of Estimates and Judgements

The preparation of these separate financial statements is in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING - (Continued)
(d)
Use of Estimates and Judgements - (Continued)
i)
Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the separate financial statements is included in the following notes:

Note 10 – Investment in subsidiaries: whether the Company controls an investee: The Company has control over another entity if it holds 50% or more of the voting power of the investee. In case the Company holds less than 50% of the voting power of the investees, then the Company applies judgement to determine its control over the investee.

Note 11 – Equity-accounted investees: whether the Company has significant influence over an investee: The Company has a significant influence over another entity if it holds 20% or more of the voting power of the investee. In case the Company holds less than 20% of the voting power of the investees, then the Company applies judgement to determine its significant influence over the investee.

Note 21 - Convertible Notes: The management has applied its judgement in determining the expected future life of the instrument.

Note 24 – Income taxes: The Company takes into account the impact of uncertain tax positions in determining the amount of current and deferred tax. This assessment involves a series of judgements about future events. Further, in assessing the realizability of deferred tax assets, management considers whether some portion or all of the deferred tax assets will not be realized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

ii)
Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as at March 31, 2023 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

Note 10 and 23- Fair valuation measurement of equity investment in unlisted investee: When the fair values of equity investments recorded in the separate statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Changes in assumptions could affect the reported fair value of these investments.

Note 20 – Recognition and measurement of provisions and contingencies: The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. The Company is involved in various legal and tax matters, the outcome of which may not be favourable to the Company. Management in consultation with the legal, tax and other advisers assess the likelihood that a pending claim will succeed. The Company has recognised liabilities based on whether additional amounts will be payable and has included contingent liabilities where economic outflows are considered possible but not probable.

Note 22 - Share based payments: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING - (Continued)
(d)
Use of Estimates and Judgements - (Continued)

Estimation uncertainty relating to COVID-19 pandemic

The global COVID-19 pandemic had severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which had caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of financial year 2021-22. The COVID-19 pandemic also contributed to significant weakness in the macroeconomic environment and heightened volatility in financial markets, including rising inflation and interest rates. The financial and operating results for the year ended March 31, 2022 were severely impacted by these conditions in the domestic and global economy and the travel industry.

The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination, the occurrence of new mutations or variants and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic. While many countries including India have made progress in vaccinating their residents against COVID-19, efficacy of the vaccines against new mutations or variants of the virus and other factors may contribute to delays in complete economic recovery.

Management believes that the estimates used in the preparation of these separate financial statements are reasonable, and management has made assumptions about the possible effects of the COVID-19 pandemic on critical and significant accounting estimates. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates. Any changes in estimates are adjusted prospectively in the Company's separate financial statements.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these separate financial statements, expect as mentioned otherwise.

(a)
Investment in Subsidiaries and Associates
i)
Subsidiaries and Associates

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns.

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating polices.

During the year ended March 31, 2023, the Company has changed the accounting policy retrospectively (refer note 6) for its equity investments in subsidiaries from applying equity method accounting prescribed in IAS 28 Investment in associates and joint ventures to measuring these investments in subsidiaries in accordance with IFRS 9 Financial Instruments. As per IFRS 9, the Company has made an irrevocable election to measure these investments at fair value through other comprehensive income (FVOCI).

Equity investment in subsidiary is initially recognised and measured at fair value plus transactions costs. Subsequently, carrying amount of investments is increased or decreased to recognise the changes in fair value of the subsidiary fair values with corresponding impact on OCI. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Company's right to receive payment is established.

ii)
Consolidated financial statements

The consolidated financial statements are prepared in addition to the separate financial statements.

b)
Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the functional currency of the Company at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are presented with finance cost in profit or loss, except for the

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
SIGNIFICANT ACCOUNTING POLICIES - (Continued)
b)
Foreign Currency - (Continued)

Foreign Currency Transactions - (Continued)

differences on investment in equity securities designated at FVOCI wherein any exchange component of gain or loss is recognized in Other Comprehensive Income (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

c)
Financial Instruments
i)
Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price measured under IFRS 15.

ii)
Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
SIGNIFICANT ACCOUNTING POLICIES - (Continued)
c)
Financial Instruments - (Continued)
ii)
Classification and subsequent measurement - (Continued)

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest:

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

•
contingent events that would change the amount or timing of cash flows;
•
terms that may adjust the contractual coupon rate, including variable-rate features;
•
prepayment and extension features; and
•
terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

Financial assets – Subsequent measurement and gains and losses:

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on de-recognition is recognized in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
SIGNIFICANT ACCOUNTING POLICIES - (Continued)
c)
Financial Instruments – (Continued)
ii)
Classification and subsequent measurement - (Continued)

Financial assets – Subsequent measurement and gains and losses - (Continued)

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On de-recognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized as separate line item in profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized separately as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on de-recognition is also recognized in profit or loss.

iii)
Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(c)
Financial Instruments - (Continued)
iv)
Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v)
Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

Repurchase and reissue of share capital (treasury shares)

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

vi)
Compound financial instruments

Compound financial instruments issued by the Company comprise convertible notes denominated in USD that can be converted to ordinary shares at the option of the holder at any point of time. The number of shares to be issued is fixed and is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(c)
Financial Instruments - (Continued)
vi)
Compound financial instruments – (Continued)

indenture relating to the convertible notes) and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to the financial liability is recognised in profit or loss.

(d)
Impairment
i)
Non-derivative financial assets

Financial instruments

The Company recognises loss allowances for Expected Credit Loss (ECLs) on:

•
financial assets measured at amortized cost;
•
debt investments measured at FVOCI; and
•
contract assets

The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•
debt securities that are determined to have low credit risk at the reporting date; and
•
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company has elected to measure loss allowances for trade receivables at an amount equal to lifetime ECLs. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Company considers a financial asset to be in default when:

•
the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
•
the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(d)
Impairment- (Continued)
i)
Non-derivative financial assets - (Continued)

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of allowance for ECL in the separate statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognised in other comprehensive income.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Company makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

ii)
Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Impairment losses are recognized in profit or loss. Impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(e)
Share Based Payment

The grant date fair value of share-based payment awards granted to employees of subsidiaries is recognised as receivable from subsidiaries, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as receivable is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

(f)
Provisions and Contingent Liabilities

A provision is recognised if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognised as finance cost.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(g)
Intangible Assets

Intangible assets mainly comprise software. Software has finite useful life and is measured at cost less accumulated amortisation and accumulated impairment loss. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Subsequent expenditure is capitalized only when it is probable that future economic benefits derived from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure is recognized in profit or loss as incurred.

Amortisation of asset is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Software	5 years

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(g)
Intangible Assets- (Continued)

Amortisation methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(h)
Finance Income and Costs

Finance income comprises interest income on funds invested and foreign currency gains (net) and change in financial asset. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings and convertible notes, impairment losses on financial assets, including trade and other receivables, and costs related to public offerings. Foreign currency gains and losses are reported on a net basis.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•
the gross carrying amount of the financial asset; or
•
the amortized cost of the financial liability
(i)
Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares).

(j)
Taxation

Income tax

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to items recognised directly in equity or in other comprehensive income.

Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(j)
Taxation – (Continued)

Deferred tax – (Continued)

Deferred tax is not recognised for:

•
temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•
temporary differences related to investments in subsidiaries, associates and joint arrangement to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Such reductions are reversed when probability of future taxable profits improves.

Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax assets and liabilities are offset only if certain criteria are met:

(a)
The entity has a legally enforceable right to set off current tax assets against current tax liabilities; and
(b)
The deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:
•
the same taxable entity; or
•
different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.
(k)
Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and funds in transit.

(l)
Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(m)
New Accounting Standards and Interpretations Not Yet Adopted

Amendments to IAS 1

On January 23, 2020, the International Accounting Standards Board (IASB) has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, although early adoption is permitted. These amendments are applicable on Company for annual reporting periods beginning on April 1, 2024. The Company is currently evaluating the impact of amendments to IAS 1 on its separate financial statements.

Amendments to IAS 1

On February 12, 2021, the IASB had issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements, which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Company for annual reporting periods beginning on April 1, 2023. The Company has evaluated the impact of these amendments and there will be no material impact on its separate financial statements.

Amendments to IAS 8

On February 12, 2021, the IASB had issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Company for annual reporting periods beginning on April 1, 2023. The Company has evaluated the impact of these amendments and there will be no material impact on its separate financial statements.

Amendments to IAS 12

On May 7, 2021, the IASB had issued amendments IAS 12 Income Taxes to provide a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. These amendments clarify that Companies are required to recognise deferred tax on transactions such as leases and decommissioning obligations. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Company for annual reporting periods beginning on April 1, 2023. The Company has evaluated the impact of this amendment and there will be no material impact on its separate financial statements.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

4)
DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair values, for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. This includes a finance team that has overall responsibility for overseeing all significant fair value measurements with the help of an external independent valuer, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. Significant valuation issues are reported to the audit committee.

When measuring the fair value of an asset or a liability, the Company uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•
Level 3: Inputs for the assets or liability that are not based on observable market data (unobservable Inputs)

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire valuation.

The Company recognises transfers between levels of fair values hierarchy at the end of the reporting date during which the change has occurred.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)
Non Derivative Financial Liabilities

Fair value is calculated based on the present value of the expected future payments, discounted using a risk-adjusted discount rate.

(b)
Share Based Payment Transactions

The fair value of restricted stock units (RSUs) given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. The fair value of Employee Stock Options (ESOPs) given under Share Incentive Plan is measured using Black Scholes Model. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

(c)
Trade and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(d)
Investment in Equity Securities

The fair value of investment in equity securities is determined using valuation techniques. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

5)
FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Company is exposed to liquidity, credit and market risk (interest rate and foreign currency risk), arising from financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company is an investment company and its objective is to ensure that it is able to meet its requirements for funds for its subsidiaries on a timely basis. The Company regularly monitors its liquidity based on the requirement of the subsidiaries and availability of cash. The Company’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation. The objective of Company is to ensure liquidity which is sufficient to meet company operational requirements in short-term and long-term. To ensure smooth operations, the Company has invested surplus funds in term deposits with banks.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company’s exposure to credit risk is limited to amount receivable from its subsidiaries for the reimbursement of the share based awards cost and other receivables. The objective behind credit risk management is to reduce the Company’s losses which could follow from subsidiaries’ insolvency.

Additionally, the Company places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Company does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign Currency Risk

The Company does not have any significant exposure to foreign currency risk. All assets and liabilities are denominated in USD, the functional currency of the Company

Interest Rate Risk

The Company does not have any variable rate interest bearing financial instruments, hence there is no interest rate risk.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

6)
VOLUNTARY CHANGE IN SIGNIFICANT ACCOUNTING POLICIES

During the current year, the Company has voluntarily changed its accounting policy in relation to accounting for investments in subsidiaries from equity method to the measurement at FVOCI in accordance with IFRS 9. Application of fair value as per IFRS 9 to its investments in subsidiaries allows the Company to record any changes in the fair value of its investment in subsidiaries in the separate financial statements and which provides useful, reliable and more relevant information of the underlying business and financial performance of the subsidiaries. In accordance with the requirements of IAS 8, the Company has applied the change in accounting policy retrospectively with effect from the beginning of the comparative period i.e. 1 April 2021 and has restated comparative periods to reflect the changes in the carrying value of its subsidiaries on account of the change in policy.

The following tables summarise the impacts of the change in accounting policy on the Company's statement of financial position as at March 31, 2022 and April 1, 2021 and its statement of profit or loss and other comprehensive income for the year ended March 31, 2022 for each of the line items affected. There is no impact on the statement of cash flows due to this change.

Impact on the separate statement of financial position:

	As at April 1, 2021			As at March 31, 2022
Particulars	As reported	Adjustments	Restated	As reported	Adjustments	Restated
Investment in subsidiaries	811,523	1,062,750	1,874,273	808,613	1,168,546	1,977,159
Total non-current assets	811,523	1,062,750	1,874,273	808,613	1,168,546	1,977,159

Other components of equity	68,990	235,887	304,877	73,484	314,376	387,860
Accumulated deficit	(1,092,218)	826,863	(265,355)	(1,102,151)	854,170	(247,981)
Total equity	(1,023,228)	1,062,750	39,522	(1,028,667)	1,168,546	139,879

Impact on the separate statement of profit or loss and other comprehensive income:

	For the year ended March 31, 2022
Particulars	As reported	Adjustments	Restated
Share of loss of equity - accounted subsidiaries	(27,307)	27,307	—
Loss before tax	(27,307)	27,307	—
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Equity instruments at FVOCI - net change in fair value, net of tax	33,543	60,034	93,577
	33,543	60,034	93,577
Items that are or may be reclassified subsequently to profit or loss:
Equity-accounted investees - share of other comprehensive income (OCI), net of tax	(18,494)	18,455	(39)
Other comprehensive income for the year, net of tax	15,049	78,489	93,538
Total comprehensive income (loss) for the year	(12,258)	105,796	93,538

Basic and diluted loss per share for the prior year have also been restated. The amount of the correction for both basic and diluted loss per share was an increase of USD 0.25 per share.

7)
OTHER INCOME

	For the year ended March 31
Particulars	2022	2023
Gain on disposal of equity-accounted investee	2,251	2,017
Total	2,251	2,017

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

8)
OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2022	2023
Insurance	475	640
Legal and professional	7,181	1,522
Total	7,656	2,162

9)
FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2022	2023
Recognized in profit or loss
Interest income on term deposits measured at amortised cost	1,748	5,219
Other interest income	61	184
Finance income	1,809	5,403
Interest expenses on financial liability measured at amortized cost	13,666	14,878
Change in fair value of financial asset measured at FVTPL	—	2,821
Net foreign exchange loss	79	67
Other finance charges	10	34
Impairment loss on trade and other receivables	115	50
Finance costs	13,870	17,850
Net finance costs recognized in profit or loss	(12,061)	(12,447)

10)
INVESTMENT IN SUBSIDIARIES

	As at March 31
Particulars	2022 restated**	2023
As at beginning of the year	1,874,273	1,977,159
Investments made in subsidiaries during the year*	42,852	13,775
Conversion of associate to subsidiary#	—	3,264
Fair value gain on investments measured at fair value	60,034	293,826
Total	1,977,159	2,288,024

*The Company has invested the below amounts in the respective subsidiaries (Refer note 25).

	As at March 31
Name of subsidiary	2022	2023
MakeMyTrip FZ-LLC	21,626	—
MakeMyTrip (India) Private Limited	5,554	9,300
Tripmoney Fintech Solutions Private Limited	12,000	—
Ibibo Group Holdings (Singapore) Pte. Ltd.	3,600	4,000
Luxury Tours & Travel Pte. Ltd	—	250
Hotel Travel Ltd.	—	125
Luxury Tours (Malaysia) Sdn. Bhd	72	100
Total	42,852	13,775

**refer note 6

#As at September 28, 2022, the Company had equity interest in Simplotel of 41.94% with a carrying amount of USD 1,247 and was considered as an investment in equity accounted associate. On September 28, 2022, the Company through one of its Indian subsidiaries acquired additional equity interest in Simplotel, resulting in controlling stake. As a result, Simplotel has ceased to be an associate of the Company and accordingly, the equity method accounting has been discontinued. This investment is now accounted for as a subsidiary measured at FVOCI. The Company has recognised a gain of USD 2,017 in the separate statement of profit or loss and other comprehensive income, on account of discontinuation of equity method of accounting.

The Company’s exposure to risks and fair value measurement is disclosed in note 5 and 23.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

11)
INVESTMENT IN ASSOCIATES

	As at March 31
Particulars	2022	2023
As at beginning of the year	3,260	1,607
Share of profit of associates	24	3
Share of other comprehensive loss of associates	(39)	(95)
Disposal of associate*	(1,638)	—
Conversion of associate to subsidiary (refer note 10)	—	(1,247)
Total	1,607	268

*In October 2021, Inspirock, with the requisite consent of its shareholders (including the Company), was acquired by Klarna Holding Plc. As a result of this transaction, the Company has received a total net consideration of USD 3,865 (net of expenses: USD 24), partly in form of cash of USD 453 (including amount of USD 117 held in escrow account and USD 3,412 in form of equity shares of Klarna Holding Plc (the company acquiring Inspirock) (refer note 15), in lieu of its shareholding in Inspirock. As a result, Inspirock has ceased to be an associate of the Company and accordingly, the equity method accounting has been discontinued and the investment in Klarna Holding Plc, is now being carried and accounted for as an equity investment at FVTPL under IFRS 9 ‘Financial Instruments’. The Company has recognised a gain of USD 2,251 in the statement of profit or loss and other comprehensive income, on account of discontinuation of equity method of accounting on disposal for this investment in the year ended March 31, 2022.

12)
OTHER INVESTMENTS

	As at March 31
Particulars	2022	2023
Financial assets measured at FVTPL
- Equity securities (unlisted) (refer note 11)	3,412	591

Financial assets measured at amortised cost
- Other securities	99	76
Total	3,511	667

In August 2011, the Company had invested USD 4,825 and acquired 19.98% equity interest in Le Travenues Technology Private Limited (‘Ixigo’), which owns and operates www.ixigo.com, an online travel booking platform. The investment had been classified and measured at fair value through other comprehensive income. During the year ended March 31, 2022, the Company has sold its entire stake in Ixigo for a cash consideration of USD 38,500 which represents its fair value on the date of disposal. The Company has recorded gain of USD 33,543 in ‘other comprehensive income’ in the year ended March 31, 2022. Transaction related costs of USD 624 has been recorded in the statement of profit or loss and other comprehensive income.

Pursuant to above, the Company has transferred cumulative gain of USD 33,655 from ‘fair value reserve’ to ‘accumulated deficit’ within the Equity attributable to the owners of the Company.

The Company’s exposure to risks and fair value measurement is disclosed in note 5 and 23.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

13)
TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2022	2023
Trade and other receivables, net of provision	191,749	227,403
Security deposit	1,500	1,500
Interest accrued	1,084	3,093
Total	194,333	231,996
Non-current	162,504	177,658
Current	31,829	54,338
Total	194,333	231,996

Receivables represent dues from subsidiaries which are mainly in nature of recharge cost on issue of share options, recoverable only on exercise of share options by the employees of subsidiaries. Security deposits represents amount paid in advance to suppliers of hotels to guarantee the provision of those services on behalf of one of the subsidiary.

The Company’s exposure to credit and currency risks related to trade and other receivables is disclosed in notes 5 and 23. Trade and other receivables from related parties are disclosed in note 25.

14)
TERM DEPOSITS

	As at March 31
Particulars	2022	2023
Term deposits	173,000	165,000
Total	173,000	165,000
Current	173,000	165,000
Total	173,000	165,000

The Company’s exposure to credit risk and interest rate risk is disclosed in notes 5 and 23.

15)
OTHER ASSETS

	As at March 31
Particulars	2022	2023
Prepaid expense	301	424
Other assets*	117	117
Tax assets	3,612	3,667
Total	4,030	4,208
Current	418	541
Non-Current	3,612	3,667
Total	4,030	4,208

* Other assets include amount recoverable of USD 117 (March 31, 2022: USD 117), which is currently in escrow account (refer note 11).

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

16)
CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2022	2023
Bank balances	37,639	6,179
Term deposits	—	20,000
Total	37,639	26,179

17)
CAPITAL AND RESERVES

A.
Share Capital and Share Premium

	Ordinary Shares			Class B Shares
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2021	65,065,075	33	803,277	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	540,966	*	13,466	—	—	—
Balance as at March 31, 2022	65,606,041	33	816,743	39,667,911	20	1,217,920

Balance as at April 1, 2022	65,606,041	33	816,743	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	856,521	*	22,699	—	—	—
Balance as at March 31, 2023	66,462,562	33	839,442	39,667,911	20	1,217,920

*Less than 1

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Company’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares and Class B shares in proportion to the number of shares held to the total ordinary shares and Class B shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including Class B shares) outstanding as on that date.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

17)
CAPITAL AND RESERVES - (Continued)
B.
Nature and purpose of reserves
i.
Fair value reserve

The reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

ii.
Share-based payment reserve

Share-based payment reserve comprise the value of equity-settled share based payment transactions provided to employees of the subsidiaries and is recognised as receivable from subsidiary with a corresponding increase in equity.

iii.
Other reserve

Other reserve comprise Company’s share of other comprehensive income of associates, mainly consisting of foreign currency translation reserve.

C.
Capital Management

Equity share capital and other equity are considered for the purpose of Company’s capital management. The Company’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the growth of the Company. The capital structure of the Company is based on management’s judgement of its strategic and day-to-day needs with a focus on total equity so as to maintain investors, creditors and market confidence. The funding requirements are met through equity and convertible notes. The Company’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company. The Company is not subject to any externally imposed capital requirements.

18)
LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the year ended March 31, 2022 and 2023:

	For the year ended March 31
Particulars	2022 restated**	2023
Loss attributable to ordinary shareholders (including Class B shareholders)	(16,396)	(10,750)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	108,471,149	109,656,200
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	108,471,149	109,656,200
Loss per share (USD)
Basic	(0.15)	(0.10)
Diluted	(0.15)	(0.10)

*refer note 6

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

18)
LOSS PER SHARE – (Continued)

For the year ended March 31, 2023, 1,336,069 (March 31, 2022 : 1,430,737) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2023, 5,934,810 (March 31, 2022: 5,934,810) ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

19)
TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2022	2023
Accrued expenses	688	594
Total	688	594

Trade and other payables primarily include amount payable for various expenses.

The Company's exposure to liquidity risk related to trade and other payables is disclosed in note 5 and 23.

20)
OTHER LIABILITIES

	As at March 31
Particulars	2022	2023
Other liabilities (related to Hotel Travel Group)	13,000	4,320
Total	13,000	4,320
Current	8,680	4,320
Non-Current	4,320	—
Total	13,000	4,320

*The Company had earlier provided for certain arbitral awards amounting to USD 39,204 while continuing to seek legal recourse in its dispute with former shareholders of Hotel Travel Group (HT). On February 15, 2022, the Company and former shareholders of HT had entered into a full and final settlement of all outstanding disputes including withdrawal of all proceedings for a settlement amount of USD 35,500 to be paid to the former shareholders of HT over a period of 18 months ending on September 1, 2023. The excess provision of USD 3,704 had been reversed and the unpaid settlement amount has been reclassified as a financial liability in the year ended March 31, 2022.

21)
LOANS AND BORROWINGS

This note provides information about the contractual terms of Company’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, refer note 5 and 23.

	As at March 31
Particulars	2022	2023
Convertible notes	201,240	216,118

Non-current portion of loans and borrowings	201,240	—
Current portion of loans and borrowings	—	216,118
Total	201,240	216,118

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

21)
LOANS AND BORROWINGS - (Continued)

On February 9, 2021, the Company issued USD 230,000 principal amount 0.00% convertible senior notes (the "Notes") including USD 30,000 in aggregate principal amount of the Notes issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes.

The Notes are convertible based upon an initial conversion rate of 25.8035 of the Company’s ordinary shares, par value USD 0.0005 per share (the “ordinary shares”) per USD 1,000 principal amount of Notes (equivalent to a conversion price of approximately USD 38.75 per ordinary share). The Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. The Notes will be convertible into ordinary shares, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028. Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes on February 15, 2024 and February 15, 2026 (each, a “repurchase date”) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant repurchase date.

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change or following the Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes “in connection with” such make-whole fundamental change or a notice of tax redemption, as the case may be. Further, the Company may, at its option, redeem the Notes, in whole but not in part, following the occurrence certain tax law changes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date (unless the redemption date falls after a special interest record date but on or prior to the special interest payment date to which such special interest record date relates, in which case the Company will instead pay the full amount of accrued and unpaid special interest, if any, to the holder of record as of the close of business on such special interest record date, and the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed).

Upon the occurrence of a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The Notes are general unsecured obligations of the Company. The Notes rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

21)
LOANS AND BORROWINGS - (Continued)

The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The resulting discount, together with the allocated issuance costs, are accreted at an effective interest rate of 7.39% over the period from the issuance date to February 15, 2024, the earliest put date of the Notes. The liability component will be accreted up to the principal amount over a remaining period of 0.88 years (March 31, 2022: 1.88 years) representing the first date on which the amount could be required to be paid to the Notes holders.

Terms and debt repayment schedule of convertible notes:

				As at March 31, 2022		As at March 31, 2023
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Convertible notes	USD	7.39%	2024	230,000	201,240	230,000	216,118

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

Convertible notes
Balance as at April 1, 2021	187,574
Interest accrued	13,666
Balance as at March 31, 2022	201,240
Interest accrued	14,878
Balance as at March 31, 2023	216,118

22)
SHARE BASED PAYMENT

Description of the share-based payment arrangements

Share Option Programs (Equity-Settled)

a)
MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Company approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Company. The Company replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2022 and 2023.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Options
	For the year ended March 31
Particulars	2022	2022
Outstanding at the beginning of the year	1.98	17,839
Exercised during the year	1.98	(17,839)
Outstanding at the end of the year	—	—

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

22)
SHARE BASED PAYMENT – (Continued)

b)
Share Incentive Plan
i)
Restricted Share Units (RSUs)

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the years ended March 31, 2022 and 2023, the Company granted restricted share units, or RSUs, under the plan to eligible employees. Each restricted share unit represents the right to receive one common share. The fair value of each restricted share unit is the market price of one common share of the Company on the date of grant.

Terms and Conditions of the RSUs

The terms and conditions relating to the RSUs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2022	2,413,442	Refer notes	4 – 9 years
RSUs granted during the year ended March 31, 2023	1,455,554	Refer notes	4 – 8 years

Notes:

1.
Of the RSU granted during the year ended March 31, 2023:

- Nil (March 31, 2022: 2,529) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

- 1,120,117 (March 31, 2022: 1,072,635) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- Nil (March 31, 2022: 564,541) RSUs have graded vesting over 5 years: 20% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 20% on the expiry of 36 months from the grant date, 20% on the expiry of 48 months from the grant date, 20% on the expiry of 60 months from the grant date.

- Nil (March 31, 2022: 547,060) RSUs have 100% vesting on September 30, 2024, 335,274 (March 31, 2022: Nil) RSUs have 100% vesting on September 30, 2025 and Nil (March 31, 2022: 225,816) RSUs have 100% vesting on September 30, 2026. Further, the Company's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Company and its subsidiaries performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted.

- 163 (March 31, 2022: 861) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

22)
SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b)
Share Incentive Plan – (Continued)
i.
Restricted Share Units (RSUs) – (Continued)

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31
Particulars	2022	2022	2023	2023
Outstanding at the beginning of the year	0.0005	5,979,731	0.0005	7,445,641
Granted during the year	0.0005	2,413,442	0.0005	1,455,554
Forfeited and expired during the year	0.0005	(424,405)	0.0005	(369,630)
Exercised during the year	0.0005	(523,127)	0.0005	(757,821)
Outstanding at the end of the year	0.0005	7,445,641	0.0005	7,773,744
Exercisable at the end of the year	0.0005	3,869,396	0.0005	4,327,478

The grant date fair value of RSUs granted during the year is in the range of USD 24.25 to USD 32.62 (March 31, 2022: USD 24.16 to USD 32.97).

The RSUs outstanding at March 31, 2023 have an exercise price per share of USD 0.0005 (March 31, 2022: USD 0.0005) and a weighted average contractual life of 3.9 years (March 31, 2022: 4.3 years).

During the year ended March 31, 2023, share based payment expense of USD 34,651 (March 31, 2022: USD 32,921) has been pushed down to the respective subsidiaries as the same relates to the employees of the subsidiaries (refer note 25).

ii)
Employee Stock Options (ESOPs)

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). Total ESOPs granted under this plan to eligible employees of the subsidiaries were 21,588 during the year ended March 31, 2020. Each ESOP represents the right to receive one hundred common equity shares of the Company. No options were granted during the years ended March 31, 2022 and 2023, respectively.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2022	2022	2023	2023
Outstanding at the beginning of the year	2,229	19,489	2,229	19,489
Exercised during the year	2,229	—	2,229	(987)
Outstanding at the end of the year	2,229	19,489	2,229	18,502
Exercisable at the end of the year	2,229	12,949	2,229	18,502

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

22)
SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b)
Share Incentive Plan – (Continued)
ii)
Employee Stock Options (ESOPs) – (Continued)

The ESOPs outstanding at March 31, 2023 have an exercise price per ESOP of USD 2,229 (March 31, 2022: USD 2,229) and a weighted average contractual life of 2.4 years (March 31, 2022: 3.4 years).

During the year ended March 31, 2023, share based payment expense of USD 966 (March 31, 2022: USD 3,724) for the ESOPs granted under the Share Incentive Plan has been pushed down to the respective subsidiaries as the same relates to the employees of the subsidiaries (refer note 25).

23)
FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2022	2023
Trade and other receivables	194,333	231,996
Term deposits	173,000	165,000
Cash and cash equivalents	37,639	26,179
Total	404,972	423,175

The cash and cash equivalents and term deposits are mainly held with banks, which are rated F1+, F1, AA-, A-, BBB- based on rating agency Fitch ratings. The Company considers that its cash and cash equivalents and term deposits have low credit risk based on the external credit ratings of the counterparties.

The maximum exposure to credit risk for trade and other receivables at the reporting date by type of counterparty was:

	As at March 31
Particulars	2022	2023
Balance due from subsidiaries	191,749	227,403
Others	2,584	4,593
Total	194,333	231,996

Impairment Losses

The Company uses a provision matrix to compute the expected credit loss allowance for trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Company's historical experience for its receivables.

The age of trade and other receivables at the reporting date was:

	As at March 31
Particulars	2022		2023
	Gross	Impairment	Gross	Impairment
Not past due	194,333	-	231,996	-
Total	194,333	-	231,996	-

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

23)
FINANCIAL INSTRUMENTS - (Continued)

Liquidity risk

The balanced view of liquidity and financial indebtedness is stated in the table below:

	As at March 31
Particulars	2022	2023
Cash and cash equivalents	37,639	26,179
Term deposits	173,000	165,000
Loans and borrowings	(201,240)	(216,118)
Net cash position	9,399	(24,939)

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2022

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes	201,240	(230,000)	—	—	(230,000)	—	—
Trade and other payables	688	(688)	(688)	—	—	—	—
Total	201,928	(230,688)	(688)	—	(230,000)	—	—

As at March 31, 2023

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes	216,118	(230,000)	—	(230,000)	—	—	—
Trade and other payables	594	(594)	(594)	—	—	—	—
Total	216,712	(230,594)	(594)	(230,000)	—	—	—

* Represents undiscounted cash-flows of interest and principal

Interest Rate Risk

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

The Company does not have any variable rate interest bearing financial instruments, hence there is no risk relating to change in interest rates.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

23)
FINANCIAL INSTRUMENTS - (Continued)

Fair values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

	As at March 31, 2022 restated*		As at March 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets measured at fair value
Other investments - equity securities (FVTPL)	3,412	3,412	591	591
Investment in subsidiaries (FVOCI)*	1,977,159	1,977,159	2,288,024	2,288,024
	1,980,571	1,980,571	2,288,615	2,288,615
Financial assets not measured at fair value (Amortised cost)
Trade and other receivables	194,333	194,333	231,996	231,996
Term deposits	173,000	173,000	165,000	165,000
Cash and cash equivalents	37,639	37,639	26,179	26,179
Other investments - other securities	99	99	76	76
	405,071	405,071	423,251	423,251

Financial liabilities not measured at fair value (Amortised cost)
Trade and other payables	688	688	594	594
Other liabilities (related to Hotel Travel Group)	13,000	13,000	4,320	4,320
Convertible notes	201,240	198,099	216,118	212,189
	214,928	211,787	221,032	217,103

*refer note 6

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 1 and Level 3 fair values based on the inputs to the valuation techniques used.

Fair value of trade and other receivables, term deposits, cash and cash equivalents, other liabilities (related to Hotel Travel Group) and trade and other payables reasonably approximates to its carrying amount.

The fair value of convertible notes is determined using discounted cash flows. The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

• Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

23)
FINANCIAL INSTRUMENTS - (Continued)

Fair value hierarchy - (Continued)

	As at March 31, 2022 restated*
Particulars	Level 1	Level 2	Level 3	Total
Other investments - equity securities (FVTPL)	—	—	3,412	3,412
Investment in subsidiaries (FVOCI)*	—	—	1,977,159	1,977,159
Total Assets	—	—	1,980,571	1,980,571

	As at March 31, 2023
Particulars	Level 1	Level 2	Level 3	Total
Other investments - equity securities (FVTPL)	—	—	591	591
Investment in subsidiaries (FVOCI)	—	—	2,288,024	2,288,024
Total Assets	—	—	2,288,615	2,288,615

*refer note 6

There were no transfers between Level 1, Level 2 and Level 3 during the year.

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2022 restated*
Particulars	Other investments - (equity securities - FVOCI)	Other investments - (equity securities - FVTPL)	Investment in subsidiaries (FVOCI)*
Opening balances	4,957	—	1,874,273
Acquired during the year (refer note 12)	—	3,412	—
Invested during the year (refer note 10)	—	—	42,852
Total gains and losses recognized in:
- other comprehensive income	—	—	60,034
- net change in fair value	33,543	—	—
Proceeds from sale of investment (refer note 12)	(38,500)	—	—
Closing balances	—	3,412	1,977,159

*refer note 6

	As at March 31, 2023
Particulars	Other investments - equity securities (FVTPL)	Investment in subsidiaries (FVOCI)*
Opening balances	3,412	1,977,159
Invested during the year (refer note 10)	—	13,775
Conversion of associate to subsidiary (refer note 10)	—	3,264
Total gains and losses recognized in:	—	—
- profit or loss	(2,821)	—
- other comprehensive income	—	293,826
Closing balances	591	2,288,024

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

23)
FINANCIAL INSTRUMENTS - (Continued)

Fair value hierarchy - (Continued)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2022 and March 31, 2023, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities (FVTPL)	Market comparison technique: The valuation model is based on market multiple derived from quoted prices and revenues of companies comparable to the investee.	Net revenue multiple: 3.7 - 4.8	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower)
Investment in subsidiaries (FVOCI)*	Market comparison technique: The valuation model is based on market multiple derived from quoted prices and revenues of companies comparable to the investee.	Net revenue multiple: 2.6 - 5.5	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower)

Financial instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other investments-other securities. Other financial liabilities include convertible notes, other liabilities (related to Hotel Travel Group) and trade and other payables.

Sensitivity Analysis

Other investments - equity securities (FVTPL)

For the fair values of other investments - equity securities (FVTPL), reasonably possible changes of 100 basis points at the reporting date to the significant unobservable input, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2023
	Profit or loss
	Increase	Decrease
Net revenue multiple	4	(4)

Investment in subsidiaries (FVOCI)

For the fair values of investment in subsidiaries (FVOCI), reasonably possible changes of 100 basis points at the reporting date to the significant unobservable input, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2022
	Other comprehensive income
	Increase	Decrease
Net revenue multiple	17,386	(17,386)

	For the year ended March 31, 2023
	Other comprehensive income
	Increase	Decrease
Net revenue multiple	20,430	(20,430)

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

24)
INCOME TAX BENEFIT (EXPENSE)

Mauritius

Deemed Foreign Tax Credit (‘DFTC’), under which the Company is entitled to a foreign tax credit equivalent to the higher of (a) the actual foreign tax suffered or (b) 80% of the Mauritian tax on its foreign source income resulting in a maximum effective tax rate on net income of up to 3%, up to 30 June 2021, has been phased out effective July 1, 2021 through the implementation of a preferential tax regime. Entities which had obtained their Global Business Licence on or before 16 October 2017, including the Company, have been grandfathered and would benefit from the DFTC regime up to 30 June 2021. Post 30 June 2021 and under the preferential tax regime and subject to meeting the necessary substance requirements as required under the Financial Services Act 2007 (as amended by the Finance Act 2019) and such guidelines issued by the Financial Services Commission, the Company would be entitled to either (a) a foreign tax credit equivalent to the actual foreign tax suffered on its foreign income against the Company’s tax liability computed at 15% on such income, or (b) a partial exemption of 80% of some of the income derived, including but not limited to foreign source dividends or interest income.

The Company has not availed the benefit of preferential tax regime in the year ended March 31, 2023.

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2022 restated*	2023
Deferred tax benefit
Origination and reversal of temporary differences	2,050	2,232
Reversal of previously recognized tax losses	(1,004)	(393)
Deferred tax benefit	1,046	1,839

Reconciliation of Effective Tax Rate

	For the year ended March 31
Particulars	2022 restated*	2023
Loss for the year	(16,396)	(10,750)
Income tax benefit	1,046	1,839
Loss before tax	(17,442)	(12,589)
Income tax benefit using the Company's domestic tax rate	2,616	1,888
Non deductible expenses	(2,501)	(476)
Tax exempt income	384	303
Reversal of previously recognized tax losses	562	—
Others	(15)	124
Income tax benefit recognised in profit or loss	1,046	1,839

*refer note 6

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

24)
INCOME TAX BENEFIT (EXPENSE) - (Continued)

Reconciliation of Effective Tax Rate - (Continued)

At March 31, 2023, the Company has no tax liability and has tax losses of USD 16,297. Out of the aforesaid tax losses, USD 11,436 can be carried forward till 31 March 2029, USD 3,236 can be carried forward till 31 March 2028, USD 1,089 can be carried forward until March 31, 2027, USD 536 can be carried forward until March 31, 2026 to offset against future tax liability.

As at March 31, 2023, an amount of USD 416,393 related to temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognised by the Company.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets/(liabilities) are attributable to the following:

	As at March 31
Particulars	2022 restated*	2023
Convertible notes	(4,314)	(2,082)
Tax loss carry forwards	2,475	2,082
Deferred tax assets/(liabilities) - Net	(1,839)	—

Movement in deferred tax assets/(liabilities)

	Balance as at March 31, 2021	Recognised in profit or loss	Recognised directly in equity	Balance as at March 31, 2022 restated*
Convertible notes	(6,364)	2,050	—	(4,314)
Tax loss carry forwards*	3,479	(1,004)	—	2,475
Total	(2,885)	1,046	—	(1,839)

	Balance as at March 31, 2022 restated*	Recognised in profit or loss	Recognised directly in equity	Balance as at March 31, 2023
Convertible notes	(4,314)	2,232	—	(2,082)
Tax loss carry forwards	2,475	(393)	—	2,082
Total	(1,839)	1,839	—	—

*refer note 6

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	For the year ended March 31
Particulars	2022 restated*	2023
Tax losses carried forward	—	332
Deferred tax benefit	—	332

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

25)
RELATED PARTIES

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Subsidiary	MakeMyTrip (India) Private Limited
Subsidiary	MakeMyTrip Inc.
Subsidiary	Luxury Tours & Travel Pte. Ltd.
Subsidiary	Luxury Tours (Malaysia) Sdn. Bhd.
Subsidiary	Hotel Travel Limited
Subsidiary	Techblend Inc.
Subsidiary	HTN Co., Ltd.
Subsidiary	ITC Bangkok Co., Ltd
Subsidiary	MakeMyTrip FZ-LLC
Subsidiary	Ibibo Group Holdings (Singapore) Pte. Ltd
Subsidiary	Redbus India Private Limited (formerly ibibo Group Private Limited)
Subsidiary	Ibibo Group Pte. Limited
Subsidiary	Ibibo Group Sdn Bhd
Subsidiary	Empresea Digital Peruana S.A.C
Subsidiary	PT IBIBO Group Indonesia
Subsidiary	Bitla Software Private Limited
Subsidiary	Quest 2 Travel.com India Private Limited
Subsidiary	Tripmoney Fintech Solutions Private Limited
Subsidiary	Book My Forex Private Limited (From April 5, 2022)
Subsidiary	MakeMyTrip Arabia Travel and Tourism
Subsidiary	Simplotel Technologies Private Limited (From September 28, 2022)
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#
Key management personnel	Jane Jie Sun#
Key management personnel	Cindy Xiaofan Wang#
Key management personnel	Xing Xiong#
Key management personnel	Xiangrong Li
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited
Entities having significant influence over the Company and its subsidiaries	Trip.com Group Limited and its subsidiaries
Associate	Pasajebus SpA
Associate	Inspirock, Inc. (upto October 19, 2021)
Associate	Simplotel Technologies Private Limited (upto September 28, 2022)

Notes:

# nominees of Trip.com Group Limited. (Trip.com)

A)
Transactions with subsidiaries:

	For the year ended March 31
Particulars	2022	2023
Investment in equity shares (refer note 10)	42,852	13,775
Issuance of share based awards to the employees of subsidiaries	36,645	35,617
Interest income on inter- corporate loan	58	54
Proceeds from subsidiaries for fair value of share based awards exercised	310	—

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

25)
RELATED PARTIES – (Continued)

A)
Transactions with subsidiaries – (Continued)

Balance outstanding

Trade and other receivables

	As at March 31
Particulars	2022	2023
MakeMyTrip (India) Private Limited	156,323	199,327
Redbus India Private Limited (formerly ibibo Group Private Limited)	29,672	21,214
ITC Bangkok Co., Ltd	2,159	2,227
Bitla Software Private Limited	1,895	2,202
MakeMyTrip Inc.	164	164
Luxury Tours & Travel Pte Ltd	413	475
HTN Co., Ltd	120	120
PT IBIBO Group Indonesia	137	183
Tripmoney Fintech Solutions Private Limited	423	828
MakeMyTrip FZ-LLC	117	198
Empresea Digital Peruana S.A.C	185	229
Luxury Tours (Malaysia) Sdn. Bhd.	28	28
Ibibo Group Sdn Bhd	46	57
Ibibo Group Pte. Limited	41	49
MakeMyTrip Arabia Travel and Tourism	26	102
Total	191,749	227,403

B)
Transactions with entity providing key management personnel services:

	For the year ended March 31
Transactions	2022	2023
Key management personnel services	7	7
Consultancy services	16	20

C)
Transactions with key management personnel:

	For the year ended March 31
Particulars	2022	2023
Legal and professional	84	84
Total	84	84

	As at March 31
Balance Outstanding	2022	2023
Accrued expenses	75	78

D)
Transactions with equity - accounted associate:

Refer note 11 for transactions with equity-accounted associate.

E)
Terms & conditions

All outstanding balances with these related parties are to be settled in cash. None of the balances are secured. No expense has been recognised in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

MakeMyTrip Limited

Year ended March 31, 2023

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

26)
SEGMENT REPORTING

The Company has made investment in entities engaged in the business of travel and leisure services and is not engaged in any revenue generating activity. Accordingly, the Company has only one reportable segment.

In accordance with IFRS 8, ‘Operating Segments’, following are the entity-wide disclosures:

Information about geographical areas

	Non-Current Assets**
	As at March 31
Particulars	2022 restated*	2023
Mauritius	1,978,849	2,288,375
Total	1,978,849	2,288,375

* refer note 6

** Non-current assets presented above represent intangible assets, investment in subsidiaries and associates (excluding financial assets).